Exhibit 21.1

Subsidiaries of Wave2Wave Communications, Inc.

Name	Jurisdiction of Incorporation or Organization
RNK, Inc. (d/b/a: RNK Telecom and RNK Communications)	Massachusetts
RNK VA, LLC	Virginia
Wave2Wave VoIP Communications, LLC	Delaware
Wave2Wave Data Communications, LLC	Delaware
Wave2Wave Midwest Communications Region, LLC	Delaware
The following companies will become subsidiaries of the registrant upon consummation of the Winncom acquisition:
Winncom Technologies Holding Limited	Ireland
Winncom Technologies Cyprus Limited	Cyprus
Service-Aero Limited	Russia
Winncom Technologies Corp.	Ohio
Too Winncom Technologies	Kazakhstan
Winncom Technologies EU Limited	Ireland
Winncom Hungary Kereskedelmi és Szolgáltató Korlátolt Felelõsségû Társaság	Hungary
Kompaniya Winncom Limited	Russia
Winncom Central Asia	Kazakhstan
Winncom Technologies CA	Uzbekistan